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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballard Power Systems Inc.

We, KPMG LLP, consent to the use of our reports, each dated March 10, 2021, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We, KPMG LLP, also consent to the incorporation by reference of such reports in the Registration Statements No. 333-225494, No. 333-161807 and No. 333-156553 on Form S-8 and Nos. 333-238982 and 333-252890 on Form F-10 of Ballard Power Systems Inc.

Chartered Professional Accountants

March 10, 2021
Vancouver, Canada
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